UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2008

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

TABLE OF CONTENTS

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 14, 2008	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

METHANEX CORPORATION
MATERIAL CHANGE REPORT
FORM 51-102F3
1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

May 6, 2008

3.	NEWS RELEASE

The press release announcing this material change was issued on May 6, 2008 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on May 6, 2008 that its Board of Directors had approved a normal course issuer bid under which the Company could repurchase up to 10% of the public float of the issued and outstanding shares.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced that its Board of Directors had approved a normal course issuer bid under which it may repurchase up to 7,909,393 common shares of the Company representing not more than 10% of the public float of the total shares issued and outstanding as at May 2, 2008. As of May 2, 2008 there were 94,646,917 Methanex common shares issued and outstanding.

The normal course issuer bid repurchase program was filed and accepted by the Toronto Stock Exchange (TSX) on May 6, 2008. The program will be carried out through the facilities of the TSX. Purchases under the program may commence on May 20, 2007 and will terminate on the earlier of May 19, 2009 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased will be cancelled. Daily repurchases under the program will not exceed 102,841 shares per day (which is 25% of the Company’s average daily trading volume for the six month period ending April 30, 2008), subject to purchases made in accordance with the block purchase exception under the TSX rules. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program.

Methanex believes that purchasing its shares under the normal course issuer bid is in the best interest of its shareholders and represents an effective use of the company’s financial resources. The planned share repurchase is consistent with Methanex’s balanced approach to the utilization of cash and reflects the Company’s ongoing commitment to returning excess cash to shareholders. At the closing price of Methanex’s common shares on the TSX on May 6, 2008, the planned share repurchase represents a potential financial expenditure of approximately Cdn $217 Million (approximately US $216 Million). As at March 31, 2008, Methanex had approximately US $465 million in cash, an undrawn US $250 million credit facility and continued strong cash generation capability. Methanex intends to finance the purchase of common shares under the bid with cash on hand.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel & Corporate Secretary (604) 661 2600

9.	DATE OF REPORT

May 12, 2008

METHANEX CORPORATION

Name: Randy Milner
Title: Senior Vice President, General Counsel and Corporate Secretary